EXHIBIT 12.4	November 29, 2004

To Holders Of Units Of Boston Financial Qualified Housing Limited Partnership

         Re:    Offer to Purchase Units

Dear Unit Holder:

         We are amending the Offer to Purchase and related Agreement of Transfer and Letter of Transmittal (the “Letter of Transmittal”) dated October 8, 2004 (the “Offer”), which was made by Park G.P., Inc. (the “Purchaser”). The Purchaser is offering to purchase Units of limited partnership interest (the “Units”) in Boston Financial Qualified Housing Limited Partnership (the “Partnership”). The Purchaser is amending the Offer by:

(1)	Increasing the Offer Price. The Offer Price is now equal to $65.00 per Unit, without interest, less any distributions made by the Partnership and less any transfer fees imposed by the Partnership.

(2)	Decreasing the number of Units sought. The Offer is now reduced to 7,600 Units, which is approximately 15% of the Units outstanding.

(3)	Extending the Expiration Date. The Expiration Date for the Offer is now December 22, 2004.

(4)

SLCas, L.L.C. is being added as a filing person. Although not a purchaser and not involved in structuring and determining the terms of the Offer, SLCas may also be deemed a bidder as a result of (i) its ownership of the Purchaser and (ii) the President of the Purchaser and a manager of SLCas being the same person.

         The Purchaser is increasing the Offer Price as a result of the Partnership’s recent $60 distribution to Unit holders. As a result of the $60 distribution, Unit holders will receive $5 per Unit tendered, less any further distributions and less any transfer fees imposed by the Partnership, which we believe is $10 per Unit, with a $100 minimum fee and a $250 maximum fee.

         Unit Holders should be aware that the Purchaser has not been able to adequately value the Units to determine an appropriate offer price due to the Partnership’s refusal to grant the Purchaser access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited partnerships in which the Partnership has an interest).

         After carefully reading the Offer as amended, if you elect to tender your Units, please return your completed Letter of Transmittal (printed on blue paper), and any other documents required by the Letter of Transmittal, in the enclosed postage paid envelope.

         If you have already tendered to Park G.P., Inc., do not send a new letter of transmittal. You will receive the higher price automatically.

         For answers to any questions you might have regarding these materials or the Offer, or assistance in the procedures for accepting the Offer and tendering your Units, please contact us at (816) 303-4500.

         The Offer expires (unless further extended) December 22, 2004.

Very truly yours, Park G.P., Inc.